Oaktree Capital Group, LLC 333 South Grand Avenue, 28th floor Los Angeles, CA 90071 p 213 830-6300 www.oaktreecapital.com

January 6, 2014
VIA EDGAR
Suzanne Hayes
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mailstop 4631
Washington, D.C. 20549

Re:	Oaktree Capital Group, LLC
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 14, 2013 and Amended April 8, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 7, 2013
File No. 001-35500
Dear Ms. Hayes:
On behalf of Oaktree Capital Group, LLC (“we” or “our”), we acknowledge receipt of the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated December 31, 2013, regarding our Form 10-K for the fiscal year ended December 31, 2012 and our Form 10-Q for the quarterly period ended September 30, 2013. Pursuant to a conversation between a member of the Staff and our counsel, we will provide our responses to such letter by January 29, 2014.
Please do not hesitate to call me at (213) 830-6333 with any questions you may have regarding this letter.

Very truly yours,

/s/ David M. Kirchheimer

David M. Kirchheimer
Chief Financial Officer

cc:	Securities and Exchange Commission
Hugh West
Sasha Pechenik